SILLS CUMMIS EPSTEIN & GROSS A PROFESSIONAL CORPORATION

30 Rockefeller Plaza New York, New York 10112 Tel: 212-643-7000 Fax: 212-643-6500

Joshua M. Wepman Associate Direct Dial: (646) 735-3714 E-mail: jwepman@sillscummis.com	One Riverfront Plaza Newark, NJ 07102 Tel: 973-643-7000 Fax: 973-643-6500

September 9, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Nicholas P. Panos
Adam Halper

Re:

Computer Horizons Corp.
Amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed:  September 9, 2005
File No.:   000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed:  July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (“CHC”), to the  amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2005 (the “Amended Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended.  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Amended Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  Shareholder Letter.  Both the date and location of the special meeting reflect the initial date and location of such meeting.  However, by mutual agreement, the parties have set a new date and location of the special meeting.  The new date is October 11, 2005.  The parties are working to confirm the new location and that confirmation should occur by

Monday, September 12, 2005.  The Amended Preliminary Proxy Statement should be updated here and throughout the filing to reflect the new special meeting date and the new location, when available.

•                  Page 3.  Crescendo states that it intends to send its definitive proxy materials to “shareholders who hold their Shares in ‘street name’ prior to the Record Date [September 12, 2005].  Accordingly, Crescendo has set August 24, 2005 as a record date solely for the purpose of mailing this Proxy Statement to shareholders who hold their Shares in ‘street name.’”  Crescendo goes on to state that ADP Proxy Services has advised them that it will perform a reconciliation process that will allow it to determine whether shareholders who voted actually held their shares on the record date.  Given that Monday is September 12th, this process and this disclosure is unnecessary.  Thus, Crescendo should revise the Amended Preliminary Proxy Statement to remove this disclosure.

•                  Page 5.  Crescendo states “The foregoing description of the Merger is not complete and is  qualified  in its  entirety  by  reference  to the full  text of the  Merger Agreement  which is attached to the Joint Proxy  Statement / Prospectus  on Form S-4 of Computer Horizons and Analysts filed on August 4, 2005 in connection with the proposed Merger (the “Form S-4”) as well as other information concerning the Merger set forth in the Form S-4.”  CHC had comparable language in its preliminary proxy statement filed on August 24, 2005.  However, the Commission Staff, in comment 12 of its letter to Michael Caulfield, dated September 7, 2005, required CHC to amend its preliminary proxy statement to include a fuller description of the merger, noting that some CHC shareholders may have not been holders of record when the proxy statement concerning the merger was sent to CHC shareholders.  Consistent with that comment, all material information about the merger necessary to an informed voting decision on the matters proposed must also be included in Crescendo’s proxy statement to permit an informed voting decision on the matters presented at the special meeting.  Crescendo should revise its Amended Preliminary Proxy Statement accordingly.

•                  Page 7.  Crescendo states: “At the special meeting of shareholders held on September 2, 2005, the shareholders of Computer Horizons rejected the proposed Merger with Analysts.”  This disclosure should be revised to say that a majority of shareholders rejected the proposal to issue additional shares of CHC common stock to Analysts shareholders.

•                  Page 14.  Crescendo states: “The termination of any employee could trigger certain change control obligations.”  This statement is inaccurate.  In fact, the mere removal of a CHC’s existing directors, Crescendo’s first proposal, would trigger the vast majority of CHC’s change of control provisions.  Except in two instances, termination is not required.  The obligation is triggered by the board removal.  The disclosure in the Amended Preliminary Proxy Statement should be changed accordingly.

•                  Page 18.  The Amended Preliminary Proxy Statement discloses that if Crescendo’s director nominees are elected, “they intend to review each of the SERPs and employment agreements to evaluate whether the change in control provisions contained therein have been triggered.”  The proxy continues: Counsel to [Crescendo] is in the process of reviewing the SERPs and employment agreements that are publicly available and has not reached any conclusions as to their terms.”  This statement does not appear credible since, as experienced attorneys, Crescendo’s counsel must have concluded by  reviewing the publicly available SERPs and employment agreements whether the change in control provisions contained therein would be triggered by Crescendo’s proposal.  In fact, given the magnitude of Crescendo’s shareholdings, it is hard to believe that it had not assessed this potential expense at some earlier point in time.  Rather, these statements are intended to cast doubt upon CHC assertions that the removal of the existing board of directors will result in significant cash payments to certain CHC employees.  The Amended Preliminary Proxy Statement should be revised to remove the sentence quoted above regarding Crescendo’s counsel and replace it with the conclusion of Crescendo or Crescendo’s counsel as to whether the change in control provisions will be triggered.  Furthermore, if Crescendo’s counsel concludes that such provisions will be triggered, the disclosure concerning Crescendo’s nominees should also be revised accordingly.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Regards,

/s/Joshua M. Wepman

Joshua M. Wepman

cc:           William J. Murphy

Michael C. Caulfield, Esq.